Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

HAWKINS, INC.

(As amended through July 28, 2010)

ARTICLE I

                The name of this Corporation is Hawkins, Inc.

ARTICLE II

                An agreement for consolidation or merger with one or more foreign or domestic corporations may be authorized by vote of the shareholders entitled to exercise at least two-thirds of the shares entitled to vote unless the necessary affirmative vote to authorize any particular merger or consolidation is reduced by the Board of Directors, which reduction shall be to not less than a majority of the shares entitled to vote.

ARTICLE III

                The location and post office address of the registered office of this Corporation in the State of Minnesota is 3100 East Hennepin Avenue, Minneapolis, Minnesota 55413.

ARTICLE IV

                The aggregate number of shares which this Corporation shall have authority to issue is 30,000,000, with a par value of $.05 per share, having an aggregate par value of $1,500,000, which shall be known as “Common Shares.”

a.

The holders of Common Shares shall be entitled to receive, when and as declared by the Board of Directors, out of earnings or surplus legally available therefor, dividends, payable either in cash, in property, or in shares of the capital stock of the corporation.

b.

The Common Shares may be allotted as and when the Board of Directors shall determine, and, under and pursuant to the laws of the State of Minnesota, the Board of Directors shall have the power to fix or alter, from time to time, in respect to shares then unallotted, any or all of the following: the dividend rate; the redemption price; the liquidation price; the conversion rights and the sinking or purchase fund rights of shares of any class, or of any series of any class. The Board of Directors shall also have the power to fix the terms, provisions and conditions of options to purchase or subscribe for shares of any class or classes, including the price and conversion basis thereof, and to authorize the issuance thereof.

c.	No holder of shares of the Corporation shall be entitled to any cumulative voting rights.

d.

No holder of stock of the Corporation shall have any preferential, pre-emptive, or other right of subscription to any shares of any class of stock of the Corporation allotted or sold or be allotted or sold and now or hereafter authorized, or to any right of subscription to any part thereof.

ARTICLE V

                Section 1.  The business of this Corporation shall be managed by a Board of Directors, who shall be elected at the annual meeting of the shareholders; provided, however, that vacancies in the Board of Directors may be filled by the remaining Directors, and each person so elected shall be a Director until his successor is elected at an annual meeting of shareholders or at a special meeting duly called therefor.  The number of Directors to constitute the Board of Directors shall be set from time to time by resolution of the Board, in accordance with the range set forth in the By-Laws.  A Director need not be a shareholder.

                Section 2.  The Board of Directors shall have all of the powers of the Corporation, subject to such action restricting said powers as may legally be taken from time to time by the shareholders either at an annual meeting or at a special meeting duly called therefor.

                Section 3.  The Board of Directors shall have authority to make and alter By-Laws, subject to the power of the shareholders to change or repeal such By-Laws, provided, however, that the Board shall not make or alter any By-Law fixing the number, qualifications, or term of office of Directors.

                Section 4.  Any contract or other transaction between the Corporation and any corporation, association or firm of which one or more of its Directors are shareholders, members, directors, officers or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence and participation of such Director or Directors at the meeting of the Board of Directors of the Corporation which acts upon or in reference to such contract or transaction, if the fact of such interest shall be disclosed or known to the Board of Directors, and the Board of Directors shall, nevertheless, authorize, approve and ratify such contract or transaction by a vote of a majority of the Directors present, such interested Director or Directors to be counted in determining whether a quorum is present, but not to be counted in calculating the majority necessary to carry such vote. This Section shall not be construed to invalidate any contract or transaction which would otherwise be valid under the laws applicable thereto.

                Section 5.  The annual meeting of the Board of Directors shall be held immediately following the annual meeting of the shareholders, and at the same place.

                Section 6.  A Director of this Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director, except to the extent such exemption from liability or limitation thereof is not permitted under Chapter 302A of the Minnesota Statutes as the same exists or may hereafter be amended.

                If Chapter 302A of the Minnesota Statutes hereafter is amended to authorize the further elimination or limitation of the liabilities of directors, then, in addition to the limitation on personal liability provided herein, the liability of a Director of the Corporation shall be limited to fullest extent permitted by the amended Chapter 302A of the Minnesota Statutes.

                Any repeal or modification of this Section 6 of Article V by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a Director of the Corporation existing at the time of such repeal or modification.

                Section 7.  Any action required or permitted to be taken at a meeting of the Board of Directors of this Corporation not needing approval by the shareholders under Chapter 302A of the Minnesota Statutes may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take such action at a meeting of the Board of Directors at which all Directors were present.

ARTICLE VI

                Any provision contained in these Articles of Incorporation may be amended solely by the affirmative vote of the holders of a majority of the shares entitled to vote.